TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

THE COMPANY

1.　　Name of issuer:　　　Taylor Consulting, Inc.

ELIGIBILITY

2.　　☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.　　Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Zane Russell	Amzy Hibler	Thomas Craig Takacs
Dates of Board Service:	07-14-2022 - Present	07-15-2022 - Present	07-15-2022 - Present
Principal Occupation:	President	Chief Financial Officer	Secretary
Employer:	Taylor Consulting, Inc.	Taylor Consulting, Inc.	Taylor Consulting, Inc.
Dates of Service:	07-14-2022 - Present	07-15-2022 - Present	07-15-2022 - Present
Employer's principal business:	Oil and Gas Midstream business searching for potential oil and gas acquisitions, mergers, etc. that have stranded gas production that we can use to convert the gas production to cryptocurrency	Oil and Gas Midstream business searching for potential oil and gas acquisitions, mergers, etc. that have stranded gas production that we can use to convert the gas production to cryptocurrency	Oil and Gas Midstream business searching for potential oil and gas acquisitions, mergers, etc. that have stranded gas production that we can use to convert the gas production to cryptocurrency
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:			
Position:	No other positions held with issuer	No other positions held with issuer	No other positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Reveille Capital, LLC	Chevron Corporation's Midstream Businesses	Gordon Industries LLC
Employer's principal business:	Private investment holding limited iability company	Chevron is one of the world's leading integrated energy companies. Chevron produces crude oil and natural gas; manufactures transportation fuels, lubricants, petrochemicals, and additives.	To acquire (particularly distressed) assets in the energy and real estate sectors to facilitate theeir rehabilitatio either thru merger, profitable operations, and/or resale
Title:	Zane D. Russell	Chief Financial Officer	Manager
Dates of Service:	03-26-2014 - Present	11/03/1986-08/18/2016	04-27-2018 - Present
Responsibilities:	Managing Member	The CFO is responsible for managing the financial actions of the company. Their duties include tracking cash flow, analyzing strengths and weaknesses to propose corrective action plans when necessary and preparing accurate forecasts so that management can make informed decisions about future investments or cuts.	As the sole manager, Mr. Takacs has the full authority to manage, control and otherwise operate all aspects, including sales and purchases, of the limited liability company.

OFFICERS OF THE COMPANY

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Zane Russell	Amzy Hibler	Thomas Craig Takacs
Title:	President	Chief Financial Officer	Secretary
Dates of Service:	07-14-2022 - Present	07-15-2022 - Present	07-15-2022 - Present
Responsibilities:	The President shall be responsible for the general management of the affairs of the Corporation, and shall perform all duties incidental to the chief executive's office, and all such other duties as are properly required of him by the Board of Directors.	The CFO is the chief acounting officer of the Coorporation and has general charge and supervision of the day-to-day financial operations of the Corporation, and performs such other duties, as, from time to time, may be assigned to him by the President or the board.	The Secretary shall give, or cause to be given, notice of all meetings of Shareholders and the Board and all the other notices required by the Corporation's Bylaws. The Secretary shall record all the proceedings of the meetings of thee Board, any committees theeof and the Shareholders of the Corporation in a book to be kept for that purpose, and shall perform such duties or may be assigned to him by the Board, the President.
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	No prior positions held with issuer	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	Reveille Capital, LLC	Chevron Corporation's Midstream Businesses	Gordon Industries LLC
Employer's principal business:	Private investment holding limited iability company	Chevron is one of the world's leading integrated energy companies. Chevron produces crude oil and natural gas; manufactures transportation fuels, lubricants, petrochemicals, and additives.	To acquire (particularly distressed) assets in the energy and real estate sectors to facilitate theeir rehabilitatio either thru merger, profitable operations, and/or resale
Title:	Zane D. Russell	Chief Financial Officer	Manager
Dates of Service:	03-26-2014 -Present	11/03/1986-08/18/2016	04-27-2018 - Present



FP: truCrowd

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

Responsibilities:	Managing Member	The CFO is responsible for managing the financial actions of the company. Their duties include tracking cash flow, analyzing strengths and weaknesses to propose corrective action plans when necessary and preparing accurate forecasts so that management can make informed decisions about future investments or cuts.	As the sole manager, Mr. Takacs has the full authority to manage, control and otherwise operate all aspects, including sales and purchases, of the limited liability company.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Direct Ownership		
Reveille Capital, LLC.	See 2 rows below	89.23%
Reveille Capital, LLC.	1,000,000 Series E Preferred Shares	66 2/3%
Reveille Capital, LLC.	36,000,000 Common Shares	22.56%
Indirect Ownership		
Daniel L. Ritz, Jr.	50% Managing Member of Revelle Capital, LLC.	44.62%
Zane D. Russell	50% Managing Member of Revelle Capital, LLC.	44.62%



OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Taylor Consulting, Inc.

Leading Provider of Improved Infrastructure Solutions for a Changing Energy Environment

BUSINESS OVERVIEW



TAYO

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

EXECUTIVE SUMMARY

Taylor Consulting, Inc. ("TAYO" or the "Company"), based in Katy, Texas, was formed as a Delaware Corporation in 2012, positioning itself to become a leading mineral interest aggregator in the Energy Midstream sector. Over the last decade, TAYO managed to identify multiple areas of needed infrastructure improvement, particularly in support of natural gas pipelines where multiple vertical integration opportunities exist, including broadband data transmission, unconventional use of energy that involves converting (otherwise) stranded gas to power cryptocurrency mining, as well as new energy initiatives created by the emerging environmental, social and corporate governance ("ESG") market, such as carbon sequestration.

The internet-based architecture of the Company's network operating center ("NOC") framework allows TAYO to match supply of existing energy infrastructure with its global demand, while achieving greater reach and performance efficiency, along with improved price controls, relative to the current landscape of fragmented energy producers, power and energy brokers and dealers, and alternative users of power and energy. Meanwhile in 2022, the Company signed agreements with innovative tech developers to become a partner in developing state-of-the-art systems to maximize profits in otherwise fully depreciated pipeline assets.

As a marketplace, our customers are both producers of natural gas, as well as sellers and buyers of natural gas, power, and data solutions. The needs of sellers and buyers require a broad array of solutions. These include the ability to monetize existing stores of natural gas energy, off-grid energy use in data centers, along with transport to localized users of raw energy and power.

For sellers, our solutions are designed to create markets where they do not exist. In addition, TAYO can work with companies to develop assets in new ways with new technology. A key element of our new approach is to offer a turn-key participation in the net profitability of certain assets. By allowing this, the Company can accept capital contribution in assets with which the Company can leverage the value relative to current operations. By doing this, the Company can grow very quickly. We generate revenue principally from sellers paying for the energy transfer and or the net revenue from operations. Our revenue is dependent on the total gross transfer or use of energy and power.

In order to more closely associate the Company with its business and objectives, subsequent to completing this capital raise and concluding the offering, management intends to file the necessary paperwork with the respective Secretary of State to change the name of the Company to "TAYO Gas, Inc."

INDUSTRY BACKGROUND

Midstream oil and gas operations involve the processing, storage, and distribution of crude oil, natural gas, refined products, and petrochemicals. 'Midstream,' in simple terms, is the intermediary phase between upstream and downstream operations which involves the storing and shipping of hydrocarbons produced from oil and natural gas fields. Assets include oil pipelines, fluid compressors, gas storage facilities, fractionating and dehydration tanks, LPG & LNG storage plants, etc.

TAYO
OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

However, there is new game in town and TAYO is expecting to capitalize on this opportunity. In areas with limitless renewable energy, midstream and power companies are digging up gold by mining for cryptocurrency.

One of the largest costs to generate cryptocurrency is the cost of electricity but when stranded or flared gas is utilized it's a low-cost/no-cost "Digital Flare Mitigation" program. Oil and Gas companies are leaving a lot of hydrocarbons on the table, but now, with the use of cryptocurrency they can monetize these lost revenues.

By marrying cryptocurrency mining operations with natural gas energy this creates a simple and elegant solution to also eliminate a regulatory problem that also provides a new revenue stream. As more efficient, less polluting, uses for natural gas on-site become accessible, it is likely we will see a significant dip in emissions across the board.

Basically, a company places a shipping container full of thousands of bitcoin miners on an oil well, then diverts the natural gas into generators, which convert the gas into electricity that is then used to power the miners. The process reduces CO2-equivalent emissions by about 63% compared to continued flaring, according to research from Denver-based Crusoe Energy Systems.

Often, if a gas well is not already stationed near a pipeline, it will not be big enough to warrant the time and expense of building an entirely new line. And if a driller cannot immediately find a way to sell the natural gas, most dispose of it on site.


MIDSTREAM
PROCESSING/TREATMENT/STORAGE/TRANSPORTATION
UPSTREAM
EXPLORATION/PRODUCTION
NGL Transmission Pipelines
Refining Gas Liquids (RGLs)
NGL Exports
Refined Products
Primary Petrochemical
Fuel Uses
Fractionation
NGL Product Pipelines
NGL Storage
LNG Exports
Natural Gas
Gas Gathering Pipelines
Gas Transmission Pipelines
Industrial Markets
Local Distribution
Res/Comm. Markets
Processing & Treating
Gas Storage
Power Markets
Crude Oil
Gathering, Treating & Disposal
Electricity Generation
Electricity Distribution
Refining Gas Liquids (RGLs)
Gathering & Transportation
Crude Oil Storage
Crude Oil Transmission Pipelines
Crude Oil Products Storage
Crude Oil Refining
Oil Products Exports
LEGEND
Natural Gas
NGL
H20
Crude Oil
Crude Oil Exports
Crude Oil Products Transportation
Oil Products Retailing

FP: truCrowd

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

MARKET OPPORTUNITY

MARKET OPPORTUNITY

The Global Oil and Gas Midstream market is growing at a CAGR of 4.5% during 2018 to 2027. Rising interest for pipeline services owing to upcoming oil and gas projects is likely to drive the growth of the market.


Leading Business Positions Across Midstream Energy Value Chain
Midstream Energy Services
Natural Gas
Mixed NGLs
Natural Gas Pipelines
Storage
Natural Gas Pipelines
Natural Gas Pipelines
Gas Processing
Natural Gas
Crude Oil
Mixed NGLs Pipelines
NGL Fractionation
Storage
NGL Pipelines
Trucks
Barges
Crude Oil Pipelines
Storage
Storage
Barges
Refined Products Pipelines
Earn fees at every link of the value chain
Crude Oil Refining
© All rights reserved. Enterprise Products Partners L.P.
5

Within this sector, transportation is likely to have a huge demand owing to growing demand of refined products. Moreover, the supply of oil and gas in different regions is expected to exceed the existing transportation capacity, requiring expansions, as well as construction of new pipelines.

According to an Energy Information Administration forecast, total natural gas output in the largest U.S. shale basins is expected to increase 0.7 billion cubic feet per day ("bcfpd") to a record 93.0 bcfpd in August 2022. Using Henry Hub pricing of $9.75 per thousand cubic feet at August 23, 2022, this equates to a gross market revenue of $906,750,000 per day.

Increasing investments and development of small and complex offshore fields in different regions are expected to increase the demand for midstream services. Therefore, this is expected to provide a great opportunity for the midstream sector during the forecast period.

Midstream companies benefit primarily from growth in the production of crude oil, natural gas, and NGLs, as well as from higher demand for energy and energy-intensive products.

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

As production grows, more pipelines and storage capacity are needed to transport oil, natural gas and NGLs from centers of production to refiners, export markets, and other customers. Midstream companies also benefit from higher energy commodity prices.

No one drills a natural gas well just to burn their investment. On the other hand, an oil well is drilled for the more profitable liquid hydrocarbons while the associated natural gas is often flared to prevent a financial loss, especially in areas that lack the necessary infrastructure to move, store, process, and market natural gas. Natural gas flaring is a complex and evolving practice governed by economics, regulation, and safety.

Associated gas flaring occurs in areas like the Permian Basin and Bakken Shale of North Dakota, where infrastructure is first built out to accommodate oil gathering and transportation. The associated gas that is produced is "stranded" or stranded gas because it lacks the specialized infrastructure needed to economically transport and process it. As a result, stranded gas is flared.

Total Flared and Produced Bakken Volumes; Bakken Gas Processing Capacity


Gas Volume (MMcf/d)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Produced Volume
WH Flaring
Plant Flaring
Gas Processing Capacity

Source | Enverus

Beyond the environmental implications of flare gas, drillers are also, in effect, burning cash.

Annually, 140 billion cubic meters (BCM) of natural gas is flared worldwide. That's enough to generate 750 billion kilowatt hours (KWH) of electricity and power the entire African continent each year. Flaring also introduces more than 300 million tons of carbon dioxide into the atmosphere annually.

This is where crypto mining becomes a key to eliminating the flaring of gas and adding a new stream of revenue to the midstream businesses. TAYO expects to capture this new opportunity while at the same time removing the emissions from the air.

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Added, government regulations and incentives are in the offing that could benefit oil and cryptocurrency companies. The U.S. Senate passed a measure in April to reverse former President Donald Trump's weakening of methane emission regulations. That could fuel the use of Bitcoin mining to cut flaring, academic experts said. Lawmakers in Texas and New Mexico also are looking to crack down on emissions. North Dakota and Wyoming this year passed laws that give tax breaks to oil producers that provide gas to cryptocurrency and other data miners that would otherwise have been flared.

OUR COMPETITIVE ADVANTAGES

We believe that our business model provides us several competitive advantages that enhance our ability to continue to grow our business and expand our profitability, including our:

- scale, network effect and marketplace liquidity;

- proprietary technical expertise for energy use and transport;

- capital-efficient business model;

- direct relationships with gas producers; and

- portable and flexible energy use business model.

OUR STRATEGY

Oil and gas producers naturally focus on what is in the ground: finding and extracting valuable commodities. But the operator who wants to maximize the value of that production also needs to look strategically at the downstream markets and how to connect with the best buyers for crude oil, dry natural gas, and natural gas liquids.

Making skillful use of the midstream value chain; gathering, processing, storage, transportation, and marketing, can enhance producers' returns and maximize the value of resources over the life cycle of a field. With the right decisions upfront and during production ramp-up, producers can assure flow to maintain and handle consistent and growing production, and they can maximize the value of its production through connections and optionality to reach the best market destinations.

Just as producers forecast production volumes to rise, level and decline, a producer can save a lot of time and money by creating relationships with a partner that can "flex" with the scale of production as it waxes and wanes.

A producer may develop downstream relationships that involve committed deliveries to a long-term customer that buys a fixed amount, or a more opportunistic approach of marketing commodities for the best prices available, or a mix of both. Regardless, the producer needs a



FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

midstream provider with the expertise to see through the whole value chain, view downstream relationships, and find the best paths to market.

TAYO currently controls more than 100 miles of gathering infrastructure and associated rights-of-way in central Texas, that includes existing gas purchase contracts from operators. With the capital described in USE OF PROCEEDS, the Company plans to methodically restore "in-active" portions of the pipeline and upgrade facilities and compression. This provides the Company with the opportunity to expand both the gas contracts with multiple regional operators, as well as with the industrial users for additional off-take.

Consequential with the infrastructure improvements, TAYO plans to approach Kohler Co. ("Kohler") to revisit a legacy long-term off-take contract, previously established by the Company's predecessors, with that plant in Brownwood, Texas for as much as 55,000 MCF per month.

TAYO will assess its income and ROI metrics of the Kohler off-take revenue prospects, versus the Company's other unconventional income sources, including but not limited to, converting (otherwise) stranded gas to power cryptocurrency mining, to maximize the financial return of its comprehensive energy and power gathering, processing, storage, and transportation proposition.

Separating the liquids from gas provides the Company with additional source of income.

THE MANAGEMENT TEAM

Zane Russell
President

Zane Russell is an experienced executive with a track record of excellence in change management, sales management, marketing, and business development. He is a founder and Managing Member of Reveille Capital, LLC a diversified equity fund with investments in Data Logistics, Industry Consolidation, Energy and Real Estate. Currently he is CEO of Radix Data, LLC, Benchly, Inc. and of Innovative Litigation Services (ILS), LLC, which are all data logistics companies within the Reveille portfolio.

Mr. Russell held several executive roles in which he acted as a catalyst for change for clients at the enterprises and market levels. He also had assignments supporting client companies' achievement of their growth strategies. During his tenure at Net Source Communications, Zane helped the company to be named the #1 Agent in SBC's Alternative Channels Program by delivering 12,000 new accounts in less than six months.

Mr. Russell was co-founder of A-Link USA, an alarm and monitoring company. They became the 3rd largest run-rate company in the country by averaging 3500 new customers per month. Chubb acquired A-Link USA and changed the name to Counter Force USA, which was later sold to UTC. He also co-founded EqualNet Communications, which became Houston's Fastest Growing Company for two years in a row. He further played an integral role in

TAYO
OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

supporting and executing the company's initial Public Offering and helping it achieve a run rate in excess of $100,000,000.

Mr. Russell holds a Bachelor of Science from Texas A&M University and was an officer in the Corp of Cadets. Zane also held Student Government positions while attending TAMU and has since been active as an Advisory Board Member to the University's 12th Man Foundation. He held leaderships positions in the Indian Guide & Princesses Katy Chapter, a youth advancement program.

Amzy Hibler
Chief Financial Officer

Amzy Hibler is a seasoned professional with extensive academic and professional achievements. He holds two Master's Degrees and has more than 30 years of experience in the oil & gas industry. Formerly the Chief Financial Officer of Chevrons $8B pipeline division, he was recently the Deputy Chief Financial Officer for DNO ASA, a Norwegian based onshore and offshore oil exploration company. He will be responsible for all finance, accounting, planning & budgeting, internal controls / compliance, process improvements, and Risk Management.

Thomas Craig Takacs
Corporate Secretary

T. Craig Takacs was appointed as interim Corporate Secretary of Taylor Consulting, Inc. ("TAYO") on July 15, 2022, to assist the President and CFO with the documentation, and respective filings to both codify the change of TAYO control, and to marshal the Regulation CF offering process through its crowd funding broker-dealer partner.

In March 2021, Mr. Takacs was elected by the Board of Directors of Arkose Energy Corp. ("RKOS") to serve as its Corporate Secretary. RKOS owns and operates upstream natural gas production, specializing in converting natural gas to electricity bypassing the need for traditional utility grids, to convert the energy produced to cryptocurrency with an eye towards a carbon neutral operation.

Mr. Takacs Co-Founded Dynalyst Manufacturing Corporation "DMC" in March 2002. Having completed a Reg D Private Placement (raising capital from accredited investors), DMC then filed in ~2006 to trade publicly, leading to a successful market of its equity. In August 2009, DMC spun the assets out from the publicly traded company and into a private, newly formed, and wholly owned company named Dynalyst Corporation. At the completion of the spin off, the original public shell merged with Universal Media Corporation "UMC" (the forerunner to Greenway Technologies, Inc.) at which point, Mr. Takacs remained on the UMC Board of Directors while the previous DMC management resigned. Mr. Takacs remained on the Board of Greenway Technologies, Inc. (ticker "GWTI") until June 2019, and Dynalyst Corporation is no longer active.

From Feb'99 – Mar'02, Mr. Takacs was involved with Institutional Capital Management, Inc. (NASD B/D & Investment Bank) where he served in the corporate finance department and as the firm's technology analyst. Securities licenses obtained- Series 63, & Series 7.



FP: truCrowd

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

Prior to joining ICM, Mr. Takacs resigned his Director of Construction duties at Pulte Corporation where he also served on the Operating Committee and Texas House Cost Committee for the Houston division.

Mr. Takacs received his B.B.A. in Business Management from Texas A&M University in December 1984.

Russel E. Ritz
Officer of TAYO subsidiary company(s)

Russel E. Ritz graduated from Texas A&M University in 1989 with a BS in Petroleum Engineering. He started in the drilling industry working for Schlumberger, then Cliffs Drilling on offshore and land drilling rigs in the Gulf Coast area and internationally. In 1996, he began work for a HTK Consultants, Inc. and has been with the company for 25 years in various operations and management. In October of 2020, Rusty purchased HTK and now serves as President for the company.

Mr. Ritz has worked in many locales and for numerous oil and gas operators of varying sizes and in roles from drilling and completion engineer through executive management. He spent the many of those years planning and executing successful operations on Gulf of Mexico offshore projects, including deep water and shelf drilling, land and inland drilling projects in Louisiana land and coastal zones, South Texas, East Texas, and New Mexico. Over the past several years, with the advent of the unconventional horizontal plays, he worked in a number of areas, including Oklahoma's Woodford Shale, the Texas panhandle's Granite Wash, the Cotton Valley in East Texas, and the Eagleford Shale play in South Texas. Internationally, he has worked in Mexico, Venezuela, and Brazil and on projects in the North Sea and West Africa.

He has served in executive roles in drilling and completion operations and supply chain management. He is an active member of AADE, SPE and the Pipeliners Association of Houston. He served in varying offices for AADE including president and is currently serving as Treasurer for Houston Chapter.

Mr. Ritz has served as various officer duties of TAYO subsidiary company(s) since September 2020.

TAYO
OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

USE OF PROCEEDS	
Engineering Design	$125,000
Regulatory Fees	$136,000
Repair of Existing Pipeline	$620,500
Installation Network Operating System	$18,500
Working Capital	$100,000
Total Expenses	$1,000,000

FINANCIALS

P&L	2022 (projected)	2023	2024	2025
Ordinary Income/Expense				
Income				
Pipeline fees	$4,500	$118,000	$645,343	$1,759,000
Engineering Services	$18,500	$29,500	$161,336	$439,750
Data Services	$0	$211,000	$816,000	$1,525,000
Operating fees	$2,500	$150,000	$300,000	$600,000
Total Income	$25,500.00	$508,500.00	$1,922,678.75	$4,323,750.00
Expenses				
Engineering Services	$9,250	$14,750	$80,668	$219,875
Operational Labor	$675	$49,350	$219,201	$492,600
Bank Service Charges	$970	$409	$578	$119
Regulatory Fees	$39,517	$59,275	$88,912	$133,369
Network Management	$0	$31,650	$122,400	$228,750
Hosting Support	$0	$10,550	$40,800	$76,250
Professional Fees	$3,125	$15,000	$28,000	$58,000
Rent	$5,217	$24,000	$24,000	$24,000
Software	$157	$395	$1,856	$2,500
Supplies	$500	$10,170	$38,454	$86,475
Trade Show	$0	$3,143	$8,500	$20,000
Travel & Ent	$1,686	$15,255	$38,454	$86,475
Total Expenses	$61,096	$233,947	$691,823	$1,428,413
Net Ordinary Income	($35,596)	$274,553	$1,230,856	$2,895,337

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Prospective Shareholders should be aware that the purchase of the Shares, and therefore an investment in the Fund, involves significant risks. The success of the Fund will depend entirely upon the skill and expertise of the Investment Manager and the performance of its investment strategy. There can be no assurance that the Fund will achieve its investment objectives. Prospective Shareholders should consider the risk factors set forth below in determining whether an investment in the Fund is a suitable investment. The following list is not intended to represent a complete list of all risks attendant to an investment in the Fund.

As the Crypto Currencies are a very volatile instrument, the investor is advised that the upward or downward fluctuations of the portfolio may be very large and the loss of the entire capital may occur.

Absence of Investment Manager Regulation

The Investment Manager is not registered as an investment adviser with the U.S. Securities and Exchange commission, the Commodity Futures Trading Commission or the U.K. Financial Service Authorities (FSA).

Availability of Investment Opportunities

The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions.

Concentration of Investments; Non‑Diversified Portfolios

The Funds will target or concentrate investments in the crypto currency market, sector, and industry. The Fund's investment portfolio will be non‑diversified and may invest without limit in a single issuer. As a result of this concentration of investments and the nature of such a non‑diversified portfolio, the Fund will be subject to greater volatility than if it had non‑concentrated and diversified portfolios. The Fund's concentrated investment portfolio will be subject to additional risks with respect to its investments, which risks may include, but will not be limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry, and sensitivity to overall market swings.

TAYO
OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Conflicts of Interest

The Fund, the Investment Manager, and certain service providers are subject to conflicts of interest as set forth in the section of this Memorandum entitled "CONFLICTS OF INTEREST".

Credit Risk

The Fund may be exposed, through the securities in which it invests, to potential losses from borrowers, counterparties, or obligors who fail to timely honor their debt obligations as they have agreed and contracted. Credit-related losses can arise from the failure to repay interest or principal on a direct or contingent loan obligation. Credit losses can also occur from a decline in a borrower's credit quality that results in a loss to the value of the debt obligation.

Emerging Markets Investment Risks

The Fund may invest a part of its capital outside the United States primarily in dollar denominated securities. These investments involve special risks compared with investing exclusively in the United States. Non-U.S. securities markets generally are not as developed or efficient as those in the United States. Also, volume and liquidity levels in most foreign securities markets are lower than in the United States. In addition, the following risks should be considered:

Political, Social and Economic Factors.

Many emerging markets are subject to a greater degree of economic, political, and social instability than is the case in the United States and Western Europe, which significantly increases the risk of, and could significantly adversely affect the value of, investments in emerging markets.

Legal System.

Many of the countries in emerging markets generally are subject to laws and legal standards that differ materially from those applicable to U.S. companies. These standards have a material impact on the general economic and political environments in each of the countries, as well as the businesses conducted in emerging markets.

Reporting Standards.

Emerging markets issuers are frequently subject to accounting, auditing and financial standards that differ significantly from those applicable to the United States, Western European or Japanese issuers. In emerging markets generally, there is substantially less publicly available information about issuers than in more developed markets.

Investment and Repatriation Restrictions.

Foreign investment in several of the countries in emerging markets is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude investment in certain countries and may increase expenses of the Fund.

Inflation.

Many of the economies in emerging markets have experienced substantial, and in some periods extremely high, rates of inflation for several years. Inflation and rapid currency fluctuations have had and may continue to have negative effects on

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

the economies of certain countries in emerging markets. Wage and price controls have been imposed at times in certain countries in an attempt to control inflation.

Exchange Rate Risk

The Fund's Net Asset Value and the Net Asset Value of the Fund will be calculated in Euro. Each Shareholder, and not the Fund, will bear the risk of any foreign currency exposure resulting from changes, if any, in the value of the Euro relative to the value of the currency of the country in which each Shareholder maintains its net worth.

Executing Broker‑Dealer

One or more broker(s) who will execute and receive commissions on certain portfolio transactions for the Fund will be appointed. Although the Investment Manager may firmly believe that the fees charged by brokers are at or below applicable market rates, the use of a broker to execute transactions for the Fund may result in some instances in higher commissions, greater spreads or less favorable net prices, on transactions for the Fund than might otherwise be the case if the Investment Manager selected different brokers or dealers on a competitive basis. Commissions received by brokers may indirectly or directly benefit the Investment Manager as well as directly benefit the Investment Manager's members. The Fund, in its discretion, may retain several different broker‑dealers.

Cybersecurity attacks on the Fund and Service Providers

The Fund, the Investment Manager and Digital Asset exchanges and custodians (and their affiliates), may be subject to operational and information security risks resulting from cyber‑attacks. Cyber‑attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information, unauthorized asset transfers and various other forms of cybersecurity breaches. Cyber‑attacks affecting the Fund, the Investment Manager, Digital Asset exchanges and custodians or other counterparties holding assets of the Fund, may cause significant harm to the Fund and its Segregated Portfolios, including the loss of capital."

Operational Hazards

Pipeline leaks are an inherent risk of operations. Other operating risks include: the breakdown or failure of equipment, information systems or processes; the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects); failure to maintain adequate supplies of spare parts; operator error; labour disputes; disputes with interconnected facilities and carriers; and catastrophic events such as natural disasters, fires, explosions, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of the pipeline systems. A casualty occurrence could result in the loss of equipment or life, as well as injury and property damage, which could in turn increase the rest of operating Taylor Consulting, Inc.'s pipelines or reduce revenues, thereby impacting earnings. Taylor Consulting, Inc. carries insurance coverage with respect to some, but not all, casualty occurrences in amounts customary for similar business operations, which coverage may not be sufficient to compensate for all casualty occurrences.

Midstream Business – Commercial Operations

Taylor Consulting, Inc.'s midstream commercial operations include product storage terminal ling and hub services utilizing the Merchant Assets. These activities expose Taylor Consulting, Inc. to certain risks including that Taylor Consulting, Inc. may experience volatility in revenue due to variations in commodity prices. Primarily, Taylor Consulting, Inc. enters into contracts to purchase and sell crude oil at floating market prices. The prices of products that are marketed by Taylor



OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Consulting, Inc. are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil markets and other factors. Generally, with the current high level of overall crude oil prices, Taylor Consulting, Inc. expects its midstream revenues to remain strong compared to historical levels. While some volatility in overall revenues is expected, Taylor Consulting, Inc. does not anticipate having any significant exposure. Taylor Consulting, Inc. manages its risk exposure by trying to balance purchases and sales to lock-in margins. Notwithstanding Taylor Consulting, Inc.'s management of price and quality risk, marketing margins for crude oil can vary significantly from period to period and could have an adverse effect on the results of Taylor Consulting, Inc.'s commercial midstream business and Taylor Consulting, Inc.'s overall results of operations.

Environmental Costs and Liabilities

Although Taylor Consulting, Inc. believes that the current operation of its pipeline systems and midstream assets is in compliance with all applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in oil and gas pipeline and midstream operations, and there can be no assurance that substantial costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, claims for damages to persons or property resulting from Taylor Consulting, Inc.'s operations, and the discovery of pre-existing environmental liabilities in relation to any of Taylor Consulting, Inc.'s existing or future properties or operations, could result in significant costs and liabilities to Taylor Consulting, Inc.. In addition, the costs of environmental liabilities in relation to spill sites of which Taylor Consulting, Inc. is currently aware could be greater then Taylor Consulting, Inc. currently anticipates, and any such differences could be substantial. If Taylor Consulting, Inc. was not able to recover the resulting costs or increased costs through insurance or increased tariffs, cash flow available to make cash distributions to Unitholders and to service obligations under the Convertible Debentures would be adversely affected.

While Taylor Consulting, Inc. maintains insurance in respect of damage caused by seepage or pollution in an amount it considers prudent and in accordance with industry standards, certain provisions of such insurance may limit the availability thereof in respect of certain occurrences unless they are discovered within fixed time periods, which typically range from 72 hours to seven days. Although Taylor Consulting, Inc. believes it has adequate leak detection systems in place to monitor a significant spill of product, if Taylor Consulting, Inc. is unaware of a problem or is unable to locate the problem within the relevant time period, insurance coverage may not be available.

Abandonment Costs

Taylor Consulting, Inc. is responsible for compliance with all applicable laws and regulations regarding the abandonment of its pipeline and other assets at the end of their economic life, and these abandonment costs may be substantial. The proceeds of the disposition of certain assets, including, in respect of certain pipeline systems, line fill, may be available to offset abandonment costs. However, it is not possible to predict abandonment costs since they will be a function of regulatory requirements at the time and the value of Taylor Consulting, Inc.'s assets, including line fill, may then be more or less than abandonment costs. Taylor Consulting, Inc. may, in the future, determine it prudent or be required by applicable laws or regulations to establish and fund one or more reclamation funds to provide for payment of future abandonment costs. Such reserves could decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

Reserves Replacement and Demand for Crude Oil and NGLs

Taylor Consulting, Inc.'s conventional pipeline tariff revenues are based upon a variety of tolling arrangements, including "deliver or pay" contracts, cost of service arrangements and market-based tolls. As a result, certain pipeline tariff revenues are heavily dependent upon throughput levels of crude oil, NGLs and condensate. Future throughput on Taylor Consulting, Inc.'s crude oil and NGLs pipelines and replacement of oil and gas reserves in the service areas will be dependent upon the

FP: truCrowd

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

success of producers operating in those areas in exploiting their existing reserve bases and exploring for and developing additional reserves. Without reserve additions, or expansion of the service areas, throughput on such pipelines will decline over time as reserves are depleted. In addition, as oil and gas reserves are depleted or if product prices for crude oil, condensate and NGLs decline, production costs may increase relative to the value of the remaining reserves in place, causing producers to shut-in production, seek out lower cost alternatives for transportation, or pressure Taylor Consulting, Inc. to reduce the effective tariffs.

Over the long term, Taylor Consulting, Inc.'s business will depend, in part, on the level of demand for crude oil, condensate, NGLs and natural gas in the markets served by the crude oil and NGL pipelines in which Taylor Consulting, Inc. has an interest. Taylor Consulting, Inc. cannot predict the impact of future economic conditions on the energy and petrochemical industries which in turn would affect the demand for crude oil, condensate, NGLs and natural gas. Oil, NGLs and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as economic, political and other conditions in other oil and natural gas regions, all of which are beyond Taylor Consulting, Inc.'s control

Structural Integrity of the Storage Facility

The operation of the Storage Facility is subject to risks related to the nature of the salt caverns that are used to store ethylene. Three of the five ethylene storage caverns are due for regulatory workover including a mechanical integrity test ("**MIT**") in 2010. Successful completion of the workover and passing of the MIT would allow the caverns to operate for another ten years, with a mandatory mid-term online MIT evaluation required at the end of fifth year (2015). The other two caverns have successfully completed this regulatory workover and MIT in 2006 and 2007. The joint owners of this facility are examining alternative capacity options available on the property. If alternative capacity is not developed, failure of these caverns may result in them being taken out of service. This would result in a reduction in storage capacity on which revenues are based and could potentially decrease cash flow available for distribution to Unitholders and to service obligations under the Convertible Debentures.

A deterioration in the integrity of the caverns could cause disruptions to the operations of the caverns and reduce the storage capacity of the Storage Facility for an extended period of time. This could have a negative effect on the revenues of the Storage LP, and therefore the Fund. In addition, the Storage LP may be required to make capital expenditures to ameliorate any such deterioration in excess of the obligations of Dow Canada and NOVA Chemicals to contribute to capital expenses under the Storage Agreement.

Reliance on Facilities Connected to the Storage Facility; Force Majeure

The Storage Facility is connected to the sources and end users of ethylene by facilities including NOVA Chemicals' ethylene delivery system and the Cochin Pipeline. The operations of the Storage Facility are closely integrated with the operations of the ethylene delivery system. Any major disruption affecting these related facilities as a result of mechanical problems or damage would make it considerably more difficult to transport ethylene to and from the Storage Facility. Although the terms of the Storage Agreement require the Storage Facility's customers to pay for the storage of ethylene whether capacity is used or not, Dow Canada and NOVA Chemicals are entitled to make reduced payments under the Storage Agreement if the Storage Facility is not able to inject or withdraw ethylene at specified minimum rates. The effect on the business of the Storage LP of a major disruption to these input/output facilities are difficult to predict. A major disruption or shutdown of these facilities may make the continued operation of the Storage Facility infeasible or uneconomic over the long term.

Competition to the Storage Facility

The Storage Facility is currently the sole large-scale underground facility for the storage of ethylene in Alberta. Given the importance of ethylene storage to the petrochemical industry in Alberta, competition with the Storage Facility may arise,

FP: truCrowd

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

either from the development of new ethylene storage facilities in Alberta or by the conversion of existing hydrocarbon or natural gas storage caverns to ethylene storage. New storage facilities may be developed either through the mining of underground storage caverns in existing salt deposits or through the construction of above-ground storage facilities. It takes approximately three to five years to develop a new storage cavern and in order for a new underground cavern to be competitive with the Storage Facility, it would be necessary to link the cavern to new or existing ethylene or ethylene derivative support infrastructure. Taylor Consulting, Inc. is not aware of any other parties developing caverns for ethylene storage in Alberta at this time. Construction of above ground storage is expensive when compared to the cost of developing underground storage and the risks to public health, safety and the environment are also higher with above ground storage. While an underground storage cavern that is currently used for NGLs could be converted into an ethylene storage facility within a few months, a link to existing petrochemical support infrastructure is required. The development of a competing ethylene storage facility could have a negative effect on the revenues and profitability of the Storage LP over the long term.

Reliance on Management and an Aging Workforce

Unitholders and other securityholders of the Fund or Taylor Consulting, Inc. are dependent on senior management of PPC and the PPC Directors in respect of the governance, administration and management of all matters relating to Taylor Consulting, Inc. and its operations and administration. The loss of the services of key individuals could have a detrimental effect on Taylor Consulting, Inc.. Furthermore, similar to many companies in Western Canada, Taylor Consulting, Inc. is facing the challenge of having to replace an aging workforce in a tightening labour market. As more and more of Taylor Consulting, Inc.'s employees reach retirement age, there is a risk that Taylor Consulting, Inc. will not be able to replace such employees in an effective and cost efficient manner. The inability of Taylor Consulting, Inc. to effectively replace an aging workforce could result in a loss of productivity and increased costs thereby adversely impacting the Fund's results of operations and earnings.

Potential Conflicts of Interest

Unitholders are dependent upon senior management of PPC and the PPC Directors for the governance and administration of the Fund and the management of Taylor Consulting, Inc.. Additionally, certain directors and officers of PPC may be directors or officers of entities in competition to Taylor Consulting, Inc.. As such, these directors or officers of PPC may encounter conflicts of interest in the administration of their duties with respect to Taylor Consulting, Inc.

Risks Relating to the Fund's Structure and Securities

Taxation of Income Trusts

On June 22, 2007, the legislation to implement the SIFT Tax received Royal Assent and became law. See "General Development of the Fund - Developments in 2007 – Other Matters – Changes to Taxation of Income Trusts". Taylor Consulting, Inc. expects that the implementation of the SIFT Tax will result in adverse tax consequences to Taylor Consulting, Inc. and anagement of Taylor Consulting, Inc. believes that the SIFT Tax has reduced, and may further reduce, the value of the Trust Units, which may increase the cost to the Fund of raising capital in the public capital markets. In addition, management of Taylor Consulting, Inc. believes that the SIFT Tax: (a) has substantially, if not completely, eliminated any competitive advantage that the Fund and other Canadian income trusts have enjoyed relative to their corporate peers in raising capital in a tax efficient manner; and (b) may place the Fund and other Canadian income trusts at a competitive disadvantage relative to certain of their industry competitors, including non-taxable pension entities and U.S. master limited partnerships and limited liability companies, which will continue to not be subject to entity level taxation. The SIFT Tax may also make the Trust Units less attractive as consideration for acquisitions in the future. As a result, it may become more difficult for Taylor Consulting, Inc. to compete effectively for acquisition opportunities. There can be no assurance that Taylor Consulting, Inc. will be able to generate sufficient tax pools and/or reorganize its legal and tax structure in order to mitigate, in whole or in part, the expected impact of the SIFT Tax.

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Additionally, as described under "General Development of the Fund - Developments in 2007 – Other Matters – Changes to Taxation of Income Trusts" any "undue expansion" beyond certain "normal growth" parameters could result in the transition period being terminated with the loss of the benefit to the Fund of that transitional period. As a result, the adverse tax consequences resulting from the SIFT Tax could be borne sooner than January 1, 2011.

While these guidelines are such that it is unlikely they would affect Taylor Consulting, Inc.'s ability to raise the capital required to maintain and grow Taylor Consulting, Inc.'s existing operations in the ordinary course during the transition period, they are expected to adversely affect the cost of raising capital and Taylor Consulting, Inc.'s ability to undertake more significant acquisitions. Furthermore, the guidelines, which are incorporated by reference into the statute, may be amended from time to time, and may be amended without an Act of the Canadian Parliament. Therefore, no assurance can be provided that such safe harbor provisions will remain in effect in the current form or that the Fund will not be subject to the SIFT Tax prior to 2011.

Debt Service

PPC and the Fund's other subsidiaries are permitted to borrow funds to finance the purchase of pipeline operating subsidiaries, including operating cash flow, general and administrative costs, debt service costs, taxes, capital expenditures, reclamation reserves, if any, and working capital requirements. Future cash flows generated by additional assets acquired by Taylor Consulting, Inc. may not be similar to those generated by its existing assets and may not generate sufficient cash flows to allow the Fund to maintain consistent distributions to Unitholders over an extended period of time. Payments by Taylor Consulting, Inc.'s customers to Taylor Consulting, Inc., or from the Fund's operating subsidiaries to the Fund, may be delayed or reduced by restrictions imposed by lenders, disruptions in service or oilfield operations, or the ability of PPC to delay interest payments on the PPC Notes for up to twelve months in certain circumstances. Such factors may inhibit the Fund's ability to make monthly cash distributions to Unitholders.

Additional Financing and Capital Resources

The timing and amount of capital expenditures of Taylor Consulting Inc. directly affects the amount of cash distributions that are paid by the Fund to Unitholders. Future acquisitions, expansions of Taylor Consulting, Inc.'s pipeline systems and midstream operations and other capital expenditures will be financed from sources such as cash generated from operations, the issuance of additional Trust Units or other securities of the Fund, and borrowings. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. There can be no assurance that sufficient capital will be available on terms acceptable to Taylor Consulting, Inc., or at all, to make additional investments, fund future expansions or make other required capital expenditures. To the extent that external sources of capital, including the issuance of additional Trust Units or other securities or the availability of additional credit facilities, becomes limited or unavailable, the ability of Taylor Consulting, Inc. to make the necessary capital investments to maintain or expand its operations and to invest in assets, as the case may be, will be impaired. To the extent Taylor Consulting, Inc. is required to use cash flow to finance capital expenditures or acquisitions, the level of cash distributions to Unitholders of the Fund may be reduced.

Financial Leverage and Prior Ranking Indebtedness

Current or future borrowings will increase the level of financial risk to Taylor Consulting, Inc. and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of cash distributions paid by the Fund to interest rate variations. The Trust Units are effectively subordinate to all other indebtedness of Taylor Consulting, Inc., including to any indebtedness to or claims of trade creditors of Taylor Consulting, Inc.. See "Description of PPC and Other Operating Subsidiaries – Taylor Consulting, Inc. Pipeline Corporation – PPC Notes Issued to the Fund".

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000	Shares of Common Stock at $1 per Share		
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Potential Sales of Additional Securities of the Fund and Dilution to Existing Unitholders

The Fund may issue additional Trust Units, convertible debentures or other securities in the future to finance certain of Taylor Consulting, Inc.'s capital expenditure requirements or for other purposes, which may dilute a Unitholder's cash distributions per Trust Unit. The Declaration of Trust permits the Fund to issue an unlimited number of Trust Units or other securities of the Fund without the approval of Unitholders. The Unitholders will have no pre-emptive rights in connection with such additional issues. The responsibility of determining the price and the terms of issue of additional Trust Units or other securities of the Fund has been delegated to PPC, subject to the supervision of the PPC Directors. See "Description of the Fund and the Trust Units – Declaration of Trust – Trust Units and Other Securities of the Fund".

Market Value of Trust Units and Other Securities

Taylor Consulting, Inc. cannot predict at what price the Trust Units, Convertible Debentures or other securities issued by the Fund will trade in the future. Trust Units, Convertible Debentures and other securities of the Fund will not necessarily trade at values determined solely by reference to the underlying value of Taylor Consulting, Inc.'s assets. One of the factors that may influence the market price of such securities is the annual yield on the Trust Units and the Convertible Debentures. An increase in market interest rates may lead purchasers of Trust Units or Convertible Debentures to demand a higher annual yield and this could adversely affect the market price of the Trust Units or Convertible Debentures. In addition, the market price for the Trust Units and the Convertible Debentures may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Taylor Consulting, Inc..

Investment Eligibility and Tax Issues

Taylor Consulting, Inc. will endeavor to ensure that the Trust Units and the Convertible Debentures continue to constitute "qualified investments" for trusts governed by Exempt Plans under the Tax Act. Although the Fund currently qualifies, and intends to continue to qualify, as a "mutual fund trust" under the Tax Act, if the Fund ceases to qualify as a "mutual fund trust", the Trust Units and Convertible Debentures will cease to be "qualified investments" for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Trust Units that are not "qualified investments", the Exempt Plan must, in respect of the month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units and/or Convertible Debentures at the time the Trust Units and/or Convertible Debentures were acquired by the Exempt Plan. The annuitant under an Exempt Plan could also be subject to penalty taxes in such a case. In addition, if the Fund ceases to qualify as a "mutual fund trust", the Fund will then be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund may have adverse income tax consequences for Unitholders and other securityholders of the Fund. One of the ways in which the Fund could potentially cease to qualify as a "mutual fund trust" would be if non-residents of Canada within the meaning of the Tax Act were to become the beneficial owners of a majority of the Trust Units. There can be no assurance that income tax laws and the treatment of mutual fund trusts will not be changed in a manner which may adversely affect Unitholders or holders of Convertible Debentures. See " – Changes to Taxation of Income Trusts" and " – Changes in Legislation" above and "General Development of the Fund - Developments in 2007 - Other Matters - Changes to Taxation of Income Trusts".

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs or with respect to any act or omission of the Trustee or any other person, nor shall any Unitholder be liable to indemnify the Trustee or any other person with respect to such liabilities, and that only the Fund's assets shall be available to satisfy claims against the Fund. In the event that a court determines Unitholders are subject to any such liabilities, the judgement in respect of such liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the Fund's assets. The Declaration of Trust also provides that the Fund, the Trustee and PPC shall use all reasonable efforts to ensure that all obligations or liabilities of the Fund contain a provision to the effect that neither the

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Unitholders nor the Trustee have any personal liability or obligations in respect thereof. Notwithstanding the terms of the Declaration of Trust, because of uncertainties in the law relating to investment trusts, Unitholders may not be protected from liabilities of the Fund to the same extent that a shareholder is protected from liabilities of a corporation.

In conducting its affairs, the Fund will assume certain existing contractual obligations and may have to do so in the future. Although Taylor Consulting, Inc. will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such modification in all cases, or such modification may not operate to avoid Unitholder liability in all cases. To the extent that any claims under such contracts are not satisfied by the Fund, there is a risk that a Unitholder may be held personally liable for obligations of the Fund where the liability is not disavowed, as described above.

Personal liability may also arise in respect of claims against the Fund that do not arise under contract, including claims in tort, claims for taxes and possibly other statutory liabilities. Taylor Consulting, Inc. intends to cause the activities of the Fund to be conducted, with the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent they deem practicable, any material risk of liability on the Unitholders for claims against the Fund. Most insurance policies will have exclusions for certain environmental or other liabilities.

Based on the foregoing and considering the nature of the Fund's activities, that it intends to comply with all environmental regulations relating to its assets and the insurance policies which it holds, the possibility of any personal liability of this nature arising is considered remote, particularly where the beneficiaries are not controlling the day-to-day activities of the Fund and there is no direct contact between the beneficiaries of the Fund and parties who contract with the Fund, each of which conditions is satisfied in the case of the Fund and its Unitholders.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for holders of Trust Units to liquidate their investment. Cash distributions are subject to limitations and there can be no assurance the Fund will be in a position to redeem Trust Units for cash when requested to do so. Any PPC Notes and PPC Shares which may be distributed *in specie* to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop for PPC Notes and PPC Shares. Any PPC Notes which may be distributed may not be qualified investments for trusts governed by an Exempt Plan. PPC Shares which may be distributed may not be qualified investments for trusts governed by such Exempt Plans, depending on the law existing at the time of the distribution. In addition, there may be resale restrictions imposed by law upon the recipients of PPC Shares and PPC Notes pursuant to the redemption right. See "Description of the Fund and the Trust Units – Declaration of Trust – Redemption Right".

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

The Company plans to update its infrastructure assets and restore inactive operations, including remediating certain known and quantifiable trailing liabilities that were assumed as part of the acquisition of those assets.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$124,000.00**
Less: Portal Success Fee of 8%	$800.00	$9,920.00
Net Proceeds	**$9,200.00**	**$114,080.00**
Use of Net Proceeds		
Engineering Design		$10,000.00
Regulatory Fees		$11,000.00
Repair of Existing Pipeline		$55,000.00
Installation of Network Operating System		$13,000.00
Working Capital	$9,200.00	$25,080.00
Total Use of Net Proceeds	**$9,200.00**	**$114,080.00**

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Shares of Common Stock at $1 per share

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
Series E	1,000,000	1,000,000	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:	Series E preferred shares shall always constitute 66 ⅔ % of the total voting rights of the Company.		
Common Stock:										
	90,000,000	53,182,404	Yes	☑	No	☐	Yes ☐		No	☐
							Specify:			

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

TAYO
OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.


Low Bound
$ 13,063,000
Pre-money valuation
$ 14,648,936
High Bound
$ 16,235,000
5 Valuation Methods
$ 6,599,407
Scorecard
$ 6,038,042
Checklist
$ 5,475,001
Venture Capital
$ 20,854,797
DCF with LTG
$ 15,297,116
DCF with Multiples
Method weights
6%
6%
16%
36%
36%

The weights for the above mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth (36%), and DCF with Multiples (36%).

The full valuation report (25 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$14,648,000**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

⬡ TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
AP and Accrued Liabilities	$8,905.75	N/A	N/A	N/A
Short-Term Loan Payable	$3,200.00	N/A	N/A	N/A
Long Term Payables	$333,272.47	N/A	N/A	N/A
Accrued Interest Payable	$698,096.26	N/A	N/A	N/A
Convertible Notes Payable	$469,256.00	N/A	N/A	N/A

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Good Condition – very liquid and strong capital resources due to having Strong Strategic Partners and Sister Companies that are willing to add resources in order to grow the company.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

Taylor Consulting, Inc.
Profit & Loss
Accrual Basis
Unaudited Financial Statements

	Year-Ended 2022	Year-Ended 2021
Ordinary Income/Expense		
Expense		
Interest Expense	$ 29,328.50	$ 29,328.50
Total Expense	$ 29,328.50	$ 29,328.50
Net Ordinary Income	$ (29,328.50)	$ (29,328.50)
Net Income	**$ (29,328.50)**	**$ (29,328.50)**

Note: Year Ends on March 31st

FP: truCrowd

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Taylor Consulting, Inc.
Statement of Cash Flows
Accrual Basis
Unaudited Financial Statements

	As of March 31, 2022	As of March 31, 2021
OPERATING ACTIVITIES		
Net Income	$ (29,328.50)	$ (29,328.50)
Net Cash provided by Operating Activities	**$ (29,328.50)**	**$ (29,328.50)**
FINANCING ACTIVITIES		
Accrued Interest	$ 29,328.50	$ 29,328.50
Net Cash provided by Financing Activities	**$ 29,328.50**	**$ 29,328.50**
Net Cash Increase for Period	**$ -**	**$ -**
Cash at End of Period	**$ -**	**$ -**

⬢ TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Taylor Consulting, Inc.
Balance Sheet
Accrual Basis
Unaudited Financial Statements

	As of March 31, 2022	As of March 31, 2021
ASSETS		
Current Assets		
Cash at Bank	$ -	$ -
Accounts Receivable	-	-
Total Current Assets	-	-
Non-Current Assets		
Property, Plant & Equipment	$ 1,000,000.00	$ -
Financial Investments	749,895.40	-
Total Non-Current Assets	$ 1,749,895.40	$ -
Total Assets	$ 1,749,895.40	$ -
LIABILITIES & EQUITY		
LIABILITIES		
Current Liabilities		
AP and Accrued Liabilities	$ 8,905.75	$ 8,905.75
Tax Payable	-	-
Total Current Liabilities	$ 8,905.75	$ 8,905.75
Non-Current Liabilities		
Accrued Interest Payable	$ 668,765.65	$ 551,453.76
Convertible Notes Payable	469,256.00	469,256.00
Total Long Term Liabilities	$ 1,138,021.65	$ 1,020,709.76
Total Liabilities	$ 1,146,927.40	$ 1,029,615.51
EQUITY		
Accumulated Deficit	$ (1,639,441.99)	$ (1,639,441.99)
Additional Paid In Capital	1,639,430.00	1,639,430.00
Investment Financial Investments	749,895.40	-
Additional Paid in Capital for Acquisition	1,000,000.00	-
Capital Stock	53.18	10.98
Preferred Stock	1.00	1.00
Retained Earnings	(1,117,641.09)	(1,000,287.00)
Net Income	(29,328.50)	(29,328.50)
Total Equity	$ 602,968.00	$ (1,029,615.51)
TOTAL LIABILITIES & EQUITY	1,749,895.40	$ -



FP: truCrowd

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

Taylor Consulting, Inc.
Consolidated Statement of Change in Shareholders' Equity (Deficit)
Period End: March 31, 2022
Form Type: 10-K
Accrual Basis
Unaudited Financial Statements

	Series E Preferred Stock		Common Stock		Financial Investments	Additional Paid in Capital for Acquisition	Additional Paid In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 2021	1,000,000	$ 1	10,982,404	$ 10.98	$ -	$ -	$ 1,639,430	$ (2,757,083)	$ (1,117,653)
Net Loss	-	-	-	-			-	$ (29,329)	(29,329)
Balance, March 31, 2022	1,000,000	$ 1	53,182,404	$ 53.18	$ 749,895	$ 1,000,000	$ 1,639,430	$ (2,786,411)	$ 602,968



Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Taylor Consulting, Inc.
Consolidated Statement of Change in Shareholders' Equity (Deficit)
Period End: March 31, 2021
Form Type: 10-K
Accrual Basis

	Series E Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2020	1,000,000 $	1	10,982,404 $	10.98	$ 1,639,430 $	(2,633,848) $	(994,406)
Net Loss	-	-	-	-	- $	(29,329)	(29,329)
Balance, March 31, 2021	1,000,000 $	1	10,982,404 $	10.98	$ 1,639,430 $	(2,663,177) $	(1,023,735)



FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

DocuSign Envelope ID: 8B9A03B7-D1EC-4943-83A8-FC24E45EC75F

CERTIFICATION

I, Zane Russell________________________, certify that the financial statements of Taylor Consulting, Inc. included in this Form are true and complete in all material respects.

DocuSigned by:
Zane Russell
D3E20F1448DD400...
[Signature]

President
[Title]

10/20/2022
[Date]

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

Amending offering to $5M maximum.

On November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: https://taylorconsultingservices.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

　　　　10.　　　　Add § 240.12g-6 to read as follows:

§　　　　**240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

　　　　(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

　　　　(1)　Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

　　　　(2)　Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

　　　　(3)　Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

　　　　(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

TAYLOR CONSUTING, INC.

1773 Westborough Dr., Suite 101, Katy, Texas 77449

1. Subscription.
    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Common Stock** (singular - the "Security" or plural - the "Securities"), of:

        TAYLOR CONSUTING, INC., a **CORPORATION)** (the "Company"),

        at a purchase price of **$1.00 per share** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **OFFERING STATEMENT** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering").
The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

 Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

1. <u>Organization and Standing.</u> The Company is a **CORPORATION)** duly formed, validly existing and in good standing under the laws of the State of **DELAWARE**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or

FP: truCrowd

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.
2. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.
3. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.
4. Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
    1. To the Company;
    2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
    3. As part of an offering registered under the Securities Act with the SEC; or
    4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.
5. Investment Limits. Subscriber represents that either:
    1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
    2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

7. Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Proxy.

(a) The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange

FP: truCrowd

TAYO

OFFERING STATEMENT

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of

FP: truCrowd

TAYO

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **TEXAS**.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

FP: truCrowd

TAYO

OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**124,000**	**$124,000**	**$114,080**

Taylor Consulting, Inc.
1773 Westborough Suite 101
Dr. Katy, Texas 77449
(817) 368-8000

PHYSICAL: 1773 Westborough Dr., Suite 101, Katy, Texas 77449

DIGITAL: amzy@reveillecapital.com

Attn: Amzy Hibler

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10. <u>Miscellaneous</u>.

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2. This Subscription Agreement is not transferable or assignable by Subscriber.
3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.
12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any

TAYO
OFFERING STATEMENT

10,000 Shares of Common Stock at $1 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	124,000	$124,000	$114,080

other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **the Common stock** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of shares the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $1.00 per share) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: TAYLOR CONSULTING, INC.

%%ISSUER_SIGNATURE%%